Exhibit (e)(3)

December 1, 2009

Telenor ASA

Advokatene i Telenor

Snarøyveien 30

N1331 Fornebu

Norway

Attention: Bjørn Hogstad

Dear Sirs:

Reference is made to the Mutual Non-Disclosure Agreement (the “NDA”), dated as of September 23, 2009, among Altimo Holdings & Investments Limited (“Altimo”), Telenor ASA (“Telenor”) and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). Capitalized terms used but not defined in this letter have the meanings given to them in the NDA.

Pursuant to Section 12 of the NDA, the NDA terminated upon the signing of definitive Transaction documentation on October 4, 2009 (the “Termination Date”). VimpelCom and Telenor hereby agree that their respective rights and obligations with respect to each other under the NDA as in effect immediately prior to the Termination Date shall be deemed to continue in effect from and including the Termination Date until December 31, 2010. The Information disclosed among the parties hereto at any time since September 23, 2009 shall be treated as confidential in accordance with the NDA and this letter.

For the avoidance of doubt, nothing in this letter shall be construed as giving any rights or imposing any obligations under the NDA on Telenor or Altimo as between each other.

Please sign and return one copy of this letter which will constitute the agreement of VimpelCom and Telenor with respect to the subject matter of this letter.

Very truly yours,

Open Joint Stock Company “Vimpel-Communication”

By:	/s/ Jeffrey D. McGhie
Name:	Jeffrey D. McGhie
Title:	VP, General Counsel

Accepted and Agreed to:

Telenor ASA

By:	/s/ Bjørn Hogstad
Name:	Bjørn Hogstad
Title:	Attorney-in-fact